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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15919

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.I.S. FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 East 9th Street
(No. and Street)

Kansas City	Missouri	64106-2627
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CAROL S. BOONE, PRESIDENT — (816) 842-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	Missouri	64106-2246
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB
BS

OATH OR AFFIRMATION

I, Carol S. Boone, President, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.I.S. Financial Services, Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

NOTARY PUBLIC NOTARY SEAL STATE OF MISSOURI
MICHELLE R. SALYER
My Commission Expires
November 2, 2018
Jackson County
Commission #14108634

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

N.I.S. Financial Services, Inc.

December 31, 2016 and 2015

Contents

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption from such computation under Section (k)(1), as the Company's business is limited.

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 as of December 31, 2016 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 13, 2017

N.I.S. Financial Services, Inc.

Statements of Financial Condition

December 31, 2016 and 2015

Assets

	2016	2015
Cash and cash equivalents	$ 1,352,177	$ 1,615,012
Restricted cash for the exclusive use of customers	700,000	700,000
Total cash and cash equivalents	2,052,177	2,315,012
Receivables		
Concessions	1,586,823	1,594,479
Accrued interest	30,026	-
Other	-	205
Affiliates	31,206	19,238
Other Assets	5,299	2,718
Investments, at market	8,203,264	7,999,960
Total assets	$ 11,908,795	$11,931,612

Liabilities and Stockholder's Equity

	2016	2015
Liabilities		
Accrued commissions	$ 581,370	$ 596,449
Due to broker	31,206	19,238
Payable to parent for federal income tax	135,963	146,394
State income tax payable	34,747	40,380
Other	111,159	104,775
Total liabilities	894,445	907,236
Stockholder's Equity		
Common stock, $1 par value; 30,000 shares authorized, 20,000 shares issued and outstanding	20,000	20,000
Additional contributed capital	80,042	80,042
Retained earnings	10,914,308	10,924,334
Total stockholder's equity	11,014,350	11,024,376
Total liabilities and stockholder's equity	$ 11,908,795	$11,931,612

N.I.S. Financial Services, Inc.

Statements of Income

Years Ended December 31, 2016 and 2015

	2016	2015
Income		
Concessions	$8,740,815	$9,309,007
Interest	63,199	18,357
Net unrealized gains on investments	2,356	172
Other	12,664	4,922
Total income	8,819,034	9,332,458
Expenses		
Commissions	3,297,670	3,572,189
Salaries and related benefits	588,404	539,611
Licenses and registration fees	77,980	84,127
Service fees	681,383	671,919
Other operating expenses	182,219	182,573
Total expenses	4,827,656	5,050,419
Income Before Taxes	3,991,378	4,282,039
Provision for Income Taxes	1,601,404	1,720,299
Net Income	$2,389,974	$2,561,740

N.I.S. Financial Services, Inc.

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2016 and 2015

	Common Stock	Additional Contributed Capital	Retained Earnings	Total
Balance, January 1, 2015	$ 20,000	$ 80,042	$10,562,594	$10,662,636
Net income	-	-	2,561,740	2,561,740
Cash dividends ($110 per share)	-	-	(2,200,000)	(2,200,000)
Balance, December 31, 2015	20,000	80,042	10,924,334	11,024,376
Net income	-	-	2,389,974	2,389,974
Cash dividends ($120 per share)	-	-	(2,400,000)	(2,400,000)
Balance, December 31, 2016	$ 20,000	$ 80,042	$10,914,308	$11,014,350

N.I.S. Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2016 and 2015

	2016	2015
Operating Activities		
Net income	$2,389,974	$2,561,740
Items not requiring (providing) cash		
Net unrealized gains on investment	(2,356)	(172)
Amortization (accretion) of bonds	7,380	(18,357)
Changes in		
Concession receivable	7,656	51,244
Accrued interest	(30,026)	-
Other receivables	205	1,753
Affiliate receivables	(11,968)	24,958
Other assets	(2,581)	4,490
Accrued commissions	(15,079)	(15,627)
Payable to parent for federal income tax	(10,431)	(31,722)
Due to broker	11,968	(24,958)
State income tax payable	(5,633)	(7,767)
Other liabilities	6,384	4,089
Net cash provided by operating activities	2,345,493	2,549,671
Investing Activities		
Purchases of investments	(8,208,328)	(7,981,446)
Proceeds from maturities of investments	8,000,000	7,500,000
Net cash used in investing activities	(208,328)	(481,446)
Financing Activities		
Dividends paid	(2,400,000)	(2,200,000)
Net cash used in financing activities	(2,400,000)	(2,200,000)
Decrease in Cash and Cash Equivalents	(262,835)	(131,775)
Cash and Cash Equivalents, Beginning of Year	2,315,012	2,446,787
Cash and Cash Equivalents, End of Year	$2,052,177	$2,315,012
Supplemental Cash Flows Information		
Income taxes paid	$1,617,468	$1,759,789

N.I.S. Financial Services, Inc.

Notes to Financial Statements

December 31, 2016 and 2015

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

N.I.S. Financial Services, Inc. (the "Company"), a wholly owned subsidiary of CNS Corporation ("CNS"), is a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is a member of The Financial Industry Regulatory Authority (FINRA). The Company acts as an agent in regard to the sale of mutual funds to policyholders of Ozark National Life Insurance Company ("Ozark"), also a wholly owned subsidiary of CNS.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

The Company has segregated funds in a special cash reserve account for the exclusive use of customers under Rule 15c3-3 of the Securities and Exchange Commission.

At December 31, 2016, the Company's cash accounts exceeded federal insured limits by approximately $1,804,000.

Accounts Receivable

Accounts receivable are stated at the amounts billed to customers. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Accounts receivable are ordinarily due 30 days after the transaction period (monthly and quarterly). Accounts past due more than 120 days are considered delinquent. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the customer.

Brokerage Income Recognition

Concession income and the related commission expense are recognized on trade date. Substantially all concession income is received from Pioneer Funds Distributor, Inc., which acts as principal underwriter of the Pioneer Funds.

Fair Value of Financial Instruments

The carrying amounts reported in the statements of financial condition for cash and cash equivalents, receivables and all liabilities approximate those assets' and liabilities' fair value because of their short-term nature.

Investments consist of U.S. Government securities and are valued at their quoted market value with the resulting unrealized gain or loss included in operations.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were issued.

Note 2: Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

The Company joins with CNS in filing a consolidated federal income tax return. In accordance with an intercompany tax allocation arrangement, the Company recognizes federal income tax expense and remits to CNS an amount computed at the maximum statutory rate. The Company also recognizes state income tax expense and remits the computed amount directly to the state or to CNS if the state allows the filing of a consolidated return. During 2016 and 2015, the Company made federal and some state income tax payments to CNS of $1,558,437 and $1,702,423, respectively, and state income tax payments directly to the states totaling $59,031 and $57,366, respectively.

The Company is no longer subject to federal and state tax examinations by tax authorities for years before 2013.

Note 3: Related Party Transactions

Service Agreement

The Company has a service agreement with its parent in which office space, equipment, and information technology services are provided to the Company. The agreement requires the Company to pay for office space and equipment based on square footage and other services based on the total Company accounts (mutual fund accounts). This allocation is adjusted annually on September 1. The Company incurred expenses totaling $681,383 and $671,919 under this service agreement for the years ended December 31, 2016 and 2015, respectively.

Note 4: Net Capital Requirements

The Company is required to maintain minimum net capital as defined by Rule 15c3-1 under the Securities Exchange Act of 1934. Rule 15c3-1 requires minimum net capital to be the greater of \$5,000 or $6^{2}/_{3}$% of aggregate indebtedness.

The Company's ratio of aggregate indebtedness to net capital as defined in the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 was .09 to 1 as of December 31, 2016. The Company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of \$9,521,661 as of December 31, 2016, which exceeded the required net capital by \$9,462,031.

Note 5: Cash Dividends

The Company declared and paid cash dividends to CNS in the amount of \$2,400,000 and \$2,200,000 for the years ended 2016 and 2015, respectively. The Company anticipates making normal distributions to CNS in the future based upon profitability.

Note 6: Employee Benefit Plans

The Company participates in Ozark's defined contribution plan, covering all eligible employees. The contribution is solely based on the discretion of the Company. An eligible employee becomes vested in the Company contribution under a six-year graded vesting schedule. The Company's portion of the Plan's expense was \$28,080 and \$30,600 for years ended December 31, 2016 and 2015, respectively.

Note 7: Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Concession Income and Concession Receivables

Substantially all of the Company's concession income and receivables result from transactions with one broker-dealer. The Company does not require collateral to support the receivables, but closely monitors its business with the entity to ensure amounts are settled timely. The Company has concentration of credit risk with respect to these receivables.

Note 8: Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company. No amounts have been accrued in the financial statements for outstanding lawsuits; however, due to the uncertainty involved in these matters, the ultimate outcome could differ materially.

FINRA Examinations

In a letter dated November 17, 2006, FINRA informed the Company of a potentially significant violation of Securities and Exchange Commission (SEC) Rule 15c3-3 of the Securities and Exchange Act of 1934. In 2006, the Company resolved the past Rule 15c3-3 violation issues through a Letter of Acceptance, Waiver and Consent (AWC) with FINRA, the Company is still in the process of requesting exemptive relief from Rule 15c3-3 from the SEC.

FINRA's most recent examination of the Company began November 29, 2016 and was ongoing as of December 31, 2016.

Management does not believe the impact of the possible violation of Rule 15c3-3 or the results of the most recent FINRA examination will have a material adverse impact on the overall financial position of the Company; however, due to the uncertainty nature of these matters, the ultimate impact on the financial position of the Company could vary materially.

Note 9: Off-Balance Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to purchase the financial instrument underlying the contract at a loss.

Note 10: Disclosures About Fair Value of Assets and Liabilities

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy.

Investment Securities

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. As of December 31, 2016 and 2015, the Company had no Level 1 investments. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include U.S. Government securities. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy, and as of December 31, 2016 and 2015, the Company had no Level 3 investments.

The following table presents the fair value measurements of assets recognized in the accompanying statements of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2016 and 2015:

		Fair Value Measurements Using		
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2016				
U.S. Treasury Note	$ 8,203,264	$ -	$ 8,203,264	$ -
December 31, 2015				
U.S. Treasury Bill	$ 7,999,960	$ -	$ 7,999,960	$ -

Supplementary Information

N.I.S. Financial Services, Inc.
Computation of Net Capital Under Rule 15c3-1
December 31, 2016

Aggregate Indebtedness	$ 894,445
Stockholder's Equity	$11,014,350
Less Nonallowable Assets	
Receivables and other assets	(1,492,689)
Haircuts on securities	-
Net capital	9,521,661
Less net capital requirements - greater of $5,000 or 6 2/3% of aggregate indebtedness	(59,630)
Net capital in excess of requirement	$ 9,462,031
Ratio of Aggregate Indebtedness to Net Capital	.09 to 1

Note: The Company is in process of requesting exemptive relief with Rule 15c3-3 (*see Note 8)*.

Note: There were no material differences between the computation of net capital and the basic net capital requirement computation included in these financial statements with those previously reported by the Company in the unaudited FOCUS Report Part II A

N.I.S. Financial Services, Inc. Exemption Report

N.I.S. Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):

> (1) The provisions of this section shall not be applicable to a broker or dealer meeting all of the following conditions:
>
> (i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale, and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company; except that a broker or dealer transacting business as a sole proprietor may also effect occasional transactions in other securities for its own account with or through another registered broker or dealer;
>
> (ii) The broker's or dealer's transactions as broker (agent) are limited to:
>
> (*a*) The sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company;
>
> (*b*) the solicitation of share accounts for savings and loan associations insured by an instrumentality of the United States; and
>
> (*c*) the sale of securities for the account of a customer to obtain funds for immediate reinvestment in redeemable securities of registered investment companies; and
>
> (iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer,

OZARK NATIONAL LIFE BUILDING, 500 EAST 9TH, KANSAS CITY, MISSOURI 64106 816/842-8685

and does not otherwise hold funds or securities for, or owe money or securities to, customers.

(iv) Notwithstanding the foregoing, this section shall not apply to any insurance company which is a registered broker-dealer, and which otherwise meets all of the conditions in paragraphs (k)(1) (i), (ii), and (iii) of this section, solely by reason of its participation in transactions that are a part of the business of insurance, including the purchasing, selling, or holding of securities for or on behalf of such company's general and separate accounts.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

N.I.S. Financial Services, Inc.

I, Carol S. Boone, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Carol S. Boone

Title: President

January 23rd, 2017

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *N.I.S. Financial Services, Inc. Exemption Report*, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 13, 2017

N.I.S. Financial Services, Inc.

Schedule of Form SIPC-3 Revenues for the year ended 12/31/2016

Amount($)	Business activities through which revenue was earned
$0	Business conducted outside the United States and its territories and possessions
$0	Distribution of shares of registered open end investment companies or unit investment trusts
$0	Sales of variable annuities
$0	Insurance commissions and fees
$0	Investment advisory services to one of more registered investment companies or insurance company separate accounts
$0	Transactions in securities futures products
$0	**Total Revenues**

BKD LLP
CPAs & Advisors
1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Exclusion from SIPC Membership

Audit Committee and Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedure enumerated below with respect to N.I.S. Financial Services, Inc.'s (the "Company") Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion From Membership. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed and our finding is as follows:

1. We noted no inconsistencies between the Certification of Exclusion From Membership (form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 13, 2017

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Forwarding and Address Correction Requested

Check appropriate boxes.
☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*
(ii) its business as a broker-dealer is expected to consist exclusively of:
☐ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;
☐ (iii) it is registered pursuant to 15 U.S.C. 78o(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

Pursuant to the terms of this form (detailed below).

x ______________________
Authorized Signature/Title CAROL S. BOONE, PRESIDENT Date 01/22/2016

SIPC-3 2016

8-

8-015919 FINRA DEC 12/30/1970
N I S FINANCIAL SERVICES INC
500 E 9TH ST
KANSAS CITY, MO 64106

Securities Investor Protection Corporation
1667 K Street NW, Ste 10000
Washington, DC 20006-1620

Form SIPC-3 FY 2016

Certification of Exclusion From Membership.

TO BE FILED BY A BROKER-DEALER WHO CLAIMS EXCLUSION FROM MEMBERSHIP IN THE SECURITIES INVESTOR PROTECTION CORPORATION ("SIPC") UNDER SECTION 78ccc(a)(2)(A) OF THE SECURITIES INVESTOR PROTECTION ACT OF 1970 ("SIPA").

The above broker-dealer certifies that during the year ending **December 31, 2016** its business as a broker-dealer is expected to consist exclusively of one or more of the following (check appropriate boxes):

☐ (i) its principal business, in the determination of SIPC, taking into account business of affiliated entities, is conducted outside the United States and its territories and possessions;*

(ii) its business as a broker-dealer is expected to consist exclusively of:
☒ (I) the distribution of shares of registered open end investment companies or unit investment trusts;
☐ (II) the sale of variable annuities;
☐ (III) the business of insurance;
☐ (IV) the business of rendering investment advisory services to one or more registered investment companies or insurance company separate accounts;

☐ (iii) it is registered pursuant to 15 U.S.C. 78*o*(b)(11)(A) as a broker-dealer with respect to transactions in securities futures products;

and that, therefore, under section 78ccc(a)(2)(A) of SIPA it is excluded from membership in SIPC.

*If you have any questions concerning the foreign exclusion provision please contact SIPC via telephone at 202-371-8300 or e-mail at asksipc@sipc.org to request a foreign exclusion questionnaire.

The following bylaw was adopted by the Board of Directors:

Interest on Assessments.

... If any broker or dealer has incorrectly filed a claim for exclusion from membership in the Corporation, such broker or dealer shall pay, in addition to all assessments due, interest at the rate of 20% per annum of the unpaid assessment for each day it has not been paid since the date on which it should have been paid.

In the event of any subsequent change in the business of the undersigned broker-dealer that would terminate such broker-dealer's exclusion from membership in SIPC pursuant to section 78ccc(a)(2)(A) of the SIPA, the undersigned broker-dealer will immediately give SIPC written notice thereof and make payment of all assessments thereafter required under section 78ddd(c) of the SIPA.

Sign, date and return this form no later than 30 days after the beginning of the year, using the enclosed return envelope.

Retain a copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

BKD LLP
CPAs & Advisors
1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have audited the accompanying statements of financial condition of N.I.S. Financial Services, Inc. (the "Company") as of December 31, 2016 and 2015, and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital under Rule 15c3-1 as of December 31, 2016 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

Kansas City, Missouri
February 13, 2017

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *N.I.S. Financial Services, Inc. Exemption Report*, in which (1) N.I.S. Financial Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k) (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (1) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 13, 2017

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report Related to an Entity's Exclusion from SIPC Membership

Audit Committee and Board of Directors
N.I.S. Financial Services, Inc.
Kansas City, Missouri

In accordance with Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934*, we have performed the procedure enumerated below with respect to N.I.S. Financial Services, Inc.'s (the "Company") Certification of Exclusion From Membership (Form SIPC-3) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Certification of Exclusion From Membership. The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of this procedure is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedure described below either for the purpose for which this report has been requested or for any other purpose. The procedure we performed and our finding is as follows:

1. We noted no inconsistencies between the Certification of Exclusion From Membership (form SIPC-3) and the income reported.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 13, 2017

BKD LLP
CPAs & Advisors

1201 Walnut Street, Suite 1700 // Kansas City, MO 64106-2246
816.221.6300 // fax 816.221.6380 // bkd.com

To the Audit Committee, Board of Directors and Shareholder
N.I.S. Financial Services, Inc.
Kansas City, Missouri

As part of our audit of the financial statements of N.I.S. Financial Services, Inc. (the Company) as of and for the year ended December 31, 2016, we wish to communicate the following to you.

Auditor's Responsibility Under Standards of the Public Company Accounting Oversight Board (United States)

An audit performed in accordance with standards of the Public Company Accounting Oversight Board (United States) is designed to obtain reasonable, rather than absolute, assurance about the financial statements. In performing auditing procedures, we establish scopes of audit tests in relation to the financial statements taken as a whole. Our engagement does not include a detailed audit of every transaction. Our engagement letter more specifically describes our responsibilities.

These standards require communication of significant matters related to the financial statement audit that are relevant to the responsibilities of those charged with governance in overseeing the financial reporting process. Such matters are communicated in the remainder of this letter or have previously been communicated during other phases of the audit. The standards do not require the auditor to design procedures for the purpose of identifying other matters to be communicated with those charged with governance.

An audit of the financial statements does not relieve management or those charged with governance of their responsibilities. Our engagement letter more specifically describes your responsibilities.

Qualitative Aspects of Significant Accounting Policies and Practices

Significant Accounting Policies and Practices

The Company's significant accounting policies are described in Note 1 of the audited financial statements. With respect to unusual accounting policies or accounting methods used by the Company for unusual transactions, we call your attention to the following topics:

No matters are reportable.

Critical Accounting Policies and Practices

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial position, results of operations and cash flows and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Critical accounting policies and practices of the Company, and the reasons why certain policies and practices are considered critical, are listed below:

No matters are reportable.

Critical Accounting Estimates

Accounting estimates are an integral part of financial statement preparation by management, based on its judgments. The following areas involve significant estimates for which we are prepared to discuss management's estimation process, including significant assumptions that are highly subjective, and our procedures for testing the reasonableness of those estimates:

No matters are reportable.

Related Party Relationships and Transactions

During the course of the audit, we evaluated the Company's identification of, accounting for and disclosure of its relationships and transactions with related parties. We are prepared to discuss the following matters that have come to our attention:

No matters are reportable.

Significant Unusual Transaction

During the year, the Company entered into the following significant transactions that are outside the normal course of business for the Company or that otherwise appears to be unusual due to their timing, size or nature. We are prepared to discuss the policies and practices used to account for these transactions:

No matters are reportable.

Audit Adjustments

During the course of any audit, an auditor may propose adjustments to financial statement amounts. Management evaluates our proposals and records those adjustments which, in its judgment, are required to prevent the financial statements from being materially misstated. Some adjustments proposed were not recorded because their aggregate effect is not currently material; however, they involve areas in which adjustments in the future could be material, individually or in the aggregate.

Areas in which adjustments were proposed include:

Proposed Audit Adjustments Recorded

- No matters are reportable

Proposed Audit Adjustments Not Recorded

- No matters are reportable

Auditor's Evaluation of the Quality of Financial Reporting

During the course of the audit, we made the following observations regarding the Company's quality of financial reporting:

No matters are reportable.

Fees for Management Services

During 2016, the Company paid no fees to our firm for management consulting services.

Difficult or Contentious Matters for which the Auditor Consulted

During our audit, we consulted outside the engagement team on the following matters, which were considered difficult or contentious. We are prepared to discuss these matters in detail with you.

No matters are reportable.

Disagreements with Management

The following matters involved disagreements which, if not satisfactorily resolved, would have caused a modified auditor's opinion on the financial statements:

No matters are reportable.

Consultation with Other Accountants

During our audit, we became aware that management had consulted with other accountants about the following auditing or accounting matters:

No matters are reportable.

Significant Issues Discussed with Management

Prior to Retention

During our discussion with management prior to our engagement, the following issues regarding application of accounting principles or auditing standards were discussed:

- No matters are reportable

During the Audit Process

During the audit process, the following issues were discussed or were the subject of correspondence with management:

- No matters are reportable

Difficulties Encountered in Performing the Audit

Our audit requires cooperative effort between management and the audit team. During our audit, we found significant difficulties in working effectively on the following matters:

No matters are reportable.

Other Material Written Communications

Listed below are other material written communications between management and us related to the audit:

- Management representation letter (attached)

****

This letter is intended solely for the information and use of the Audit Committee, Board of Directors, Shareholder, management and others within the Company and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Kansas City, Missouri
February 13, 2017

N.I.S. Financial Services, Inc.
500 East 9th Street
Kansas City, Missouri 64106-2627

February 15, 2017

BKD, LLP
Certified Public Accountants
1201 Walnut Street, Suite 1700
Kansas City, Missouri 64106-2246

We are providing this letter in connection with your audits of the statements of financial condition of N.I.S. Financial Services, Inc. (the Company) as of December 31, 2016 and 2015, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended pursuant to Rule 17-a5 under the *Securities and Exchange Act of 1934*, and the related notes to the financial statements and supplemental information for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in conformity with accounting principles generally accepted in the United States of America.

We are also providing this letter in connection with your review of our Exemption Report as of December 31, 2016.

We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. We are also responsible for the design, implementation and maintenance of internal control, relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, the following:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America.

2. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated November 11, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the *Securities and Exchange Act of 1934*, and the related notes to the financial statements and supplemental information.

3. We have made available to you:

   (a) All financial records and related data.

   (b) All minutes of stockholder's and directors' meetings held through the date of this letter or summaries of actions of recent meetings for which minutes have not yet been prepared.

   (c) All significant contracts.

4. We have informed you of all current risks of a material amount that are not adequately prevented or detected by Company procedures with respect to:

   (a) Misappropriation of assets.

   (b) Misrepresented or misstated assets or liabilities.

5. We have disclosed to you all known instances of noncompliance or suspected noncompliance with laws and regulations whose effects should be considered when preparing financial statements.

6. We have no reason to believe the Company owes any penalties or payments under the Employer Shared Responsibility Provisions of the *Patient Protection and Affordable Care Act* nor have we received any correspondence from the IRS or other agencies indicating such payments may be due.

7. We understand the potential penalties for failure to disclose reportable tax transactions to the taxing authorities and have fully disclosed to BKD any and all known reportable tax transactions.

8. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

9. We have no knowledge of any known or suspected:

   (a) Fraudulent financial reporting or misappropriation of assets involving senior management or management or other employees who have a significant role in internal control.

   (b) Fraudulent financial reporting or misappropriation of assets involving others that could have a material effect on the financial statements.

10. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, customers, regulators, suppliers or others.

11. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

12. We have disclosed to you all known actual or possible litigation, claims and assessments whose effects should be considered when preparing the financial statements.

13. Except as reflected in the financial statements, there are no:

(a) Plans or intentions that may materially affect carrying values or classifications of assets and liabilities.

(b) Material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

(c) Securities or investments not readily marketable owned by us or borrowed under subordination agreements.

(d) Borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

(e) Material transactions omitted or improperly recorded in the financial records.

(f) Material gain/loss contingencies requiring accrual or disclosure, including those arising from environmental remediation obligations.

(g) Events occurring subsequent to the statement of financial condition date through the date of this letter requiring adjustment or disclosure in the financial statements.

(h) Agreements to purchase assets previously sold or resell assets previously purchased.

(i) Violations of law, regulations or requirements of regulatory agencies for which losses should be accrued or matters disclosed in the financial statements.

(j) Unasserted claims or assessments that our attorneys have advised us are probable of assertion.

(k) Capital stock repurchase options or agreements, or capital stock reserved for options, warrants, conversions or other requirements.

(l) Restrictions on cash balances or compensating balance agreements.

(m) Guarantees, whether written or oral, under which the Company is contingently liable.

14. Adequate provisions and allowances have been accrued for any material losses from:

    (a) Uncollectible receivables.

    (b) Purchase commitments in excess of normal requirements or above prevailing market prices.

15. Except as disclosed in the financial statements, the Company has:

    (a) Satisfactory title to all recorded assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

    (b) Complied with all aspects of contractual agreements, for which noncompliance would materially affect the financial statements.

16. The financial statements disclose all significant estimates and material concentrations known to us. Significant estimates are estimates at the balance sheet date which could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply or markets for which events <u>could</u> occur which would significantly disrupt normal finances within the next year.

17. With respect to related parties:

    (a) We understand that the term related party refers to an affiliate; principal owners, management and members of their immediate families; subsidiaries accounted for by the equity method; and any other party with which the Company may deal if the Company can significantly influence, or be influenced by, the management or operating policies of the other. The term affiliate refers to a party that directly or indirectly controls, or is controlled by, or is under common control with, the Company.

    (b) We have disclosed to you all relationships, transactions, balances, arrangements and guarantees with related parties, including the nature of such relationships between the Company and the related party.

    (c) We have provided all information concerning related party transactions and amounts receivable from or payable to related parties, including support for any assertions that a transaction with a related party was conducted on terms equivalent to those prevailing in an arm's-length transaction.

    (d) We have no knowledge of any relationships or transactions with related parties that have not been properly accounted for and adequately disclosed.

18. We have disclosed any significant unusual transactions the Company has entered into during the period, including the nature, terms and business purpose of those transactions and whether such transactions involved related parties.

19. The fair values of financial and nonfinancial assets and liabilities, if any, recognized in the financial statements or disclosed in the notes thereto are reasonable estimates based on the methods and assumptions used. The methods and significant assumptions used result in measurements of fair value appropriate for financial statement recognition and disclosure purposes and have been applied consistently from period to period, taking into account any changes in circumstances. The significant assumptions appropriately reflect market participant assumptions.

20. Information about financial instruments with off-balance-sheet risk and financial instruments including receivables with concentrations of credit risk have been properly disclosed.

21. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

22. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements. The Company does anticipate making normal distributions to CNS Corporation in the future based upon profitability.

23. We are responsible for establishing and maintaining adequate internal control for safeguarding customers and the Company's securities and for the practices and procedures relevant to the objectives stated in Rule 17a-5(g), including making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

    (a) Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

    (b) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    (c) We believe that our practices and procedures were adequate at December 31, 2016 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2016.

24. Net capital computations, prepared by the Company during the period from January 1, 2016 through the date of the auditor's report, indicated that the Company was in compliance with the requirements of the Net Capital Rule (and applicable exchange requirements) at all times during the period.

25. The Company is not subject to and did not prepare a calculation for the reserve requirements of Rule 15c3-3 in accordance with applicable regulation.

26. The Company has appropriately reconciled its books and records (for example, general ledger accounts) underlying the financial statements to their related supporting information (for example, subledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

27. The Company's expense sharing agreement with CNS Corporation has been determined to be on a reasonable basis which is considered a proper method pursuant to *Securities and Exchange Act of 1934* Rule 17a-3(a)(1) and (a)(2).

28. With regard to supplemental information:

(a) We understand and acknowledge our responsibility for the fair presentation of the supplemental information in conformity with U.S. GAAP and the requirements of Rule 17a-5 under the *Securities and Exchange Act of 1934*.

(b) We believe the supplemental information, including its form and content is fairly presented in accordance with U.S. GAAP and the requirements of Rule 17a-5 under the *Securities and Exchange Act of 1934*.

(c) The methods of measurement and presentation of the supplemental information are unchanged from those used in the prior period.

(d) The form and content of the supplemental information complies, in all material respects, with the requirements of Rule 17a-5 under the *Securities and Exchange Act of 1934*.

(e) We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe assumptions or interpretations are appropriate.

29. With regard to your procedures performed for the review of the Exemption Report:

(a) We are responsible for compliance with the identified exemption provisions throughout the year.

(b) We are responsible for the assertions included in the exemption report.

(c) We have made available to you all records and other information relevant to the assertions listed in the exemption report, including all known matters contradicting the assertions, and all communications from regulatory agencies, internal auditors and others received through the date of the review report.

(d) There have been no known events or other factors subsequent to year-end that might significantly affect our compliance with the identified exemption provisions.

30. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended 2016 and through February 13, 2017.

31. There were no significant deficiencies, material weaknesses or material inadequacies at December 31, 2016 or during the period January 1, 2016 through February 13, 2017, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

32. We have informed you of all regulatory and financial examinations that have taken place through the date of the letter and have provided you with access to all examination reports and correspondence from these regulatory bodies, including a letter dated November 17, 2006, which FINRA informed the Company that it has referred certain FINRA and Securities and Exchange Commission (SEC) rule violations, which were found during a FINRA examination, to FINRA Enforcement. The most significant issue noted during this examination was a possible violation of Rule 15c3-3 of the *Securities and Exchange Act of 1934*. The Company entered into a Letter of Acceptance, Waiver and Consent ("AWC") to resolve these past Rule 15c3-3 violations. This AWC was accepted by FINRA's National Adjudicatory Council Review Subcommittee on December 7, 2007. While this AWC resolves the past Rule 15c3-3 violations, the Company is still in the process of requesting exemptive relief from Rule 15c3-3 from the SEC.

33. We do not believe the impact of the possible violation of Rule 15c3-3 or the results of the most recent FINRA examination will have a material adverse impact on the overall financial position of the Company; however, due to the uncertain nature of this matter, the ultimate impact on the financial position of the Company could vary materially.

34. We believe the Company should be exempt from Rule 15c3-3 of the *Securities Exchange Act of 1934* under paragraph (k)(1). We believe the Company has met all of the conditions for this exemption.

35. There is no outstanding past-due balance of the Company's share, if any, of the accounting support fee of the Public Company Accounting Oversight Board.

Brent Burkholder, Vice President

Carol Boone, President